Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Synovation Holdings LLC
201 S. Biscayne Blvd #710
Miami, FL 33131
https://www.synovationmedicalgroup.com/

Up to $5,000,000.00 in Class B Units at $5.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Synovation Holdings LLC
Address: 201 S. Biscayne Blvd #710, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: February 11, 2014

Terms:

Equity

Offering Minimum: $20,000.00 | 4,000 shares of Class B Units
Offering Maximum: $5,000,000.00 | 1,000,000 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. While the holders of Class B Units have no voting rights, to the extent any matter is required by law to be voted upon by the holders of Class B Units, each Subscriber shall appoint the Manager or Chief Executive Officer of the Company (the "Proxy Holder"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Proxy Holder determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Proxy Holder for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Company's securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such securities.

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Existing investors as of 9/30/2025 receive 10% bonus units.

TTW Reservations Page Bonus: All Reservation Holders in the TTW Page will receive 5% bonus units.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 3% bonus units + Free pain management eBook.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 4% bonus units + Exclusive webinar access with pain specialists.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 5% bonus units + 1 month free subscription to pain management app.

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 6% bonus units.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 7% bonus units.

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 8% bonus units.

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 3% bonus units + Free webinar with pain specialists.

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 3% bonus units + Free webinar with pain specialists.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 3% bonus units + 6-month access to pain management app.

Tier 2: Invest $5,000+ and receive 4% bonus units + 12 month access to pain management app.

Tier 3: Invest $10,000+ and receive 5% bonus units + Consultation with a pain management specialist.

Tier 4: Invest $25,000+ and receive 6% bonus units + Free Access to our Power over Pain Program

Tier 5: Invest $50,000+ and receive 7% bonus units +. Free Access to our Performance Enhancement Program.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Synovation Holdings LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B at $5.00 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Synovation Medical Group is a multi-disciplinary medical group that specializes in comprehensive pain management. The Company's business model integrates various medical disciplines to deliver value-based care to patients suffering from chronic pain. Its focus is on providing inclusive and individualized treatments through a combination of procedural interventions, psychological support, physical therapy, and innovative technology solutions. Synovation operates more than 40 office locations and five surgical centers across multiple states, including California, Florida, Texas, and South Carolina, offering services to patients with all types of insurance including managed care, Medicare, PPO, workers' compensation, and private injury cases. Among its innovations is the Synovation App, which connects with patients to monitor progress, deliver reminders, and promote consistent engagement with treatment plans. Founded in 1990, the group has grown from a small Pasadena practice into a leading pain management network under the leadership of Dr. Clayton Alexander Varga and an experienced team of medical and operational professionals.

Corporate Structure

Synovation Holdings LLC is a Delaware-registered entity that serves as the parent company for two wholly owned subsidiaries: Olios Health, LLC and Synovation Medical Group, LLC. Olios Health, LLC, incorporated on April 9, 1999, and Synovation Medical Group, LLC, incorporated on January 24, 2002, are both headquartered at 201 S Biscayne Blvd., Suite 710, Miami, Florida. This corporate structure enables Synovation Holdings to manage and operate its healthcare services efficiently through these specialized entities, aligning administrative, clinical, and strategic initiatives under a unified organizational umbrella.

Intellectual Property

Synovation Medical Group has developed proprietary intellectual property that supports its multidisciplinary approach to pain management. This includes the Synovation App, a custom-built digital platform designed to enhance patient engagement by tracking pain levels, monitoring activity, and delivering personalized reminders to support treatment adherence. The app plays a key role in the Company's integrated care programs, enabling real-time feedback and remote monitoring. This technological innovation is a critical component of Synovation's patient-centered strategy and reflects its ongoing commitment to leveraging digital tools to improve clinical outcomes.

Competitors and Industry

Competitors and Industry

Industry

The pain management industry is undergoing transformation, driven by the adoption of value-based care models and increasing demand for integrative, patient-centered treatment. Synovation operates within this fragmented yet rapidly evolving landscape, leveraging its multidisciplinary model to meet the growing need for holistic chronic pain solutions. As healthcare systems continue to prioritize outcome-based reimbursement structures, practices like Synovation are poised to benefit from this shift.

Competition

The Company competes with other multi-specialty pain management groups and standalone specialty clinics. Major competitors include national pain management chains and regional hospital-affiliated programs like Pain Specialists of America, National Spine & Pain Centers, and Desert Pain Specialists. However, Synovation differentiates itself by offering a deeply integrated, multidisciplinary approach that combines medical, behavioral, and procedural care under one roof. Its long-standing history, broad geographic presence, and use of proprietary digital tools such as the Synovation App position it uniquely in the market.

Current Stage and Roadmap

Current Stage

Synovation Medical Group currently delivers care through over 40 clinic locations and five surgical centers. With more than 100 clinicians from 12 different disciplines, it offers a wide range of pain management services that are already in-market and generating revenue. The organization also supports several proprietary treatment programs such as the Functional Restoration Program, Power Over Pain Program, and the Chronic Pain Self-Management Program.

Future Roadmap

The Company aims to grow by expanding its advanced procedural offerings, entering new geographic markets, and increasing utilization of existing surgical centers. It plans to enhance operational efficiency through the adoption of AI technologies, automate patient services, and deepen its presence in the workers' compensation and personal injury sectors. The Company is actively engaged in discussions for new managed care contracts that, if finalized, are expected to enhance revenue. Concurrently, the continued recruitment of physicians and planned clinic openings are expected to support long-term scalability.

The Team

Managers

Name: Clayton Alexander Varga, M.D.

Clayton Alexander Varga, M.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO / Manager
  Dates of Service: February, 2014 - Present
  Responsibilities: Dr. Varga is the founder, principal holder of membership units, Manager and CEO. The company arose from the foundations of operating companies now under its umbrella founded by me starting in 1989.

Other business experience in the past three years:

- Employer: MotionMSK Operations - Leap Heal Operations, LLC
  Title: Consultant
  Dates of Service: January, 2023 - January, 2024
  Responsibilities: Advised company on how to integrate Pain Management services into their clinical operations.

Name: Natalie L Paluck

Natalie L Paluck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: February, 2023 - Present

Responsibilities: I serve as the CFO of the company and am supporting the Manager and CEO in the capital raise on Start Engine. Our goal is to invest in automation that enhances the patient experience and add additional revenue streams.

Other business experience in the past three years:

- Employer: Care Logistics/Jackson Healthcare
  Title: Controller
  Dates of Service: July, 2021 - February, 2023
  Responsibilities: As Controller at Care Logistics, I led financial strategy and collaborated with operational leaders to develop budgets, KPIs, and internal reporting systems that supported scalable growth.

Name: Matthew Paul Talbot

Matthew Paul Talbot's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: August, 1996 - Present
  Responsibilities: I ensure operations are running smoothly keeping the providers happy within the various practices as well as the liaison between our organization and the various IPAs we contract with.

Name: Damian W Dyer

Damian W Dyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Information Officer
  Dates of Service: August, 2025 - Present
  Responsibilities: I develop and implement the digital roadmap for this fast-growing medical group, by aligning IT initiatives to the corporate vision and evaluating business processes to identify new technologies to support clinical operations and revenue cycle management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of common units or other securities. In addition, if we need to raise more equity capital from the sale of common units , institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. However, to the extent any matter is required by law to be voted upon by the holders of Class B Units, you will agree to appoint the Manager or Chief Executive Officer of the Company), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its membership interests as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting units, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their membership interests repurchased rather than receiving securities in the acquiring company or participating in the acquisition. This may result in investors' membership interests being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and

consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business is dependent on reimbursement from government healthcare programs and private health insurance companies, and any changes to these programs or reimbursement policies could adversely affect our financial performance
A significant portion of the healthcare services provided by our subsidiaries may be reimbursed by government programs such as Medicare and Medicaid, as well as by private health insurance companies. These programs and payors frequently revise the reimbursement rates, coverage policies, payment methodologies, documentation requirements, and eligibility criteria applicable to the services we provide. Future changes—whether through legislative action, regulatory updates, administrative rulemaking, or policy adjustments by private insurers—may reduce reimbursement rates, limit the types of services covered, delay payments, or impose additional compliance burdens. These changes could materially increase our operating costs, reduce our revenue, or make certain services economically unviable.

We owe approximately $4.9 million to our CEO, Dr. Varga, under related-party loans that have no maturity date, which could create conflicts of interest and adversely affect our financial flexibility and your investment
The Company has two outstanding loans from our Chief Executive Officer, Dr. Varga, in the amounts of approximately $1,500,000 and $3,419,000, each bearing interest at 8.00% annually. Neither loan has a maturity date; both obligations are perpetual until paid or converted to equity, and the Company is not required to make repayment on a set schedule. Because these loans are related-party transactions, they may create actual or potential conflicts of interest, as Dr. Varga is both a significant creditor and an equity holder. While the Company generated revenues of $45,147,588 in fiscal year 2023 and $45,703,656 in fiscal year 2024, repayment of this indebtedness could limit the Company's operational flexibility, ability to invest in growth, or ability to obtain additional financing. The Company does not intend to use proceeds from this capital raise to repay these loans; instead, the debt may be repaid over time through future profits, through debt restructuring, or possibly through a future private equity transaction. Portions of the debt may also be converted into equity, which could

result in dilution to investors. Because Dr. Varga may have interests that differ from those of investors with respect to repayment, refinancing, renegotiation, or conversion of this debt, decisions related to these obligations could adversely impact the Company or investors in this Offering. If the Company is unable to repay or restructure these obligations when needed, or if the conflict of interest is not managed effectively, it could have a material adverse effect on the Company's financial condition and the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Clayton A. Varga, M.D.	11,849,941	Class A Units	54.0745%

The Company's Securities

The Company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Class B Units.

Class A Units

The amount of security authorized is 21,914,088 with a total of 21,914,088 outstanding.

Voting Rights

One vote per unit.

Material Rights

The total amount outstanding does not include warrants to purchase 85,911 Class A Units.

Class B Units

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Class B Units have no voting rights. Please see additional details regarding voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. While the holders of Class B Units have no voting rights, to the extent any matter is required by law to be voted upon by the holders of Class B Units, each Subscriber shall appoint the Manager or CEO of the Company (the "Proxy Holder"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Proxy Holder determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Proxy Holder for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the securities.

What it means to be a minority holder

As a holder Class B Units, you shall have not voting rights, and to the extent any matter is required by law to be voted upon by the holders of Class B Units, you have granted your votes by proxy to the Proxy Holder of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock. If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 277
  Use of proceeds: Jay S. Patel, M.D. (seen in Exhibit A of the Operating Agreement) received units in April 2023. He received units in exchange for his practice ($500k cash for the practice) and 277.492 units. These figures were pre-split of our units (pre-amended operating agreement), now Dr. Patel has 224,903 Class A Units.
  Date: April 01, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $45,147,588 compared to $45,703,656 in fiscal year 2024.

The Company experienced modest revenue growth of approximately $556,000 (1.2%) between 2023 and 2024. Patient service revenue increased slightly from $45,133,928 to $45,671,564, while other revenue more than doubled from $13,660 to $32,092. This relatively flat revenue performance suggests stable patient volumes and reimbursement rates across the Company's ambulatory surgery centers and pain management clinics. The minor increase occurred despite the challenging healthcare reimbursement environment and reflects consistent operations across the Company's 40+ clinical locations and five surgical centers.

Cost of Sales

Cost of Sales for fiscal year 2023 was $29,489,307 compared to $29,846,517 in fiscal year 2024.

Cost of sales increased by approximately $357,000 (1.2%) year-over-year, growing at roughly the same rate as revenue. The composition shifted notably: contracted provider costs nearly doubled from $5,582,749 to $10,354,808, reflecting increased reliance on external physicians, while purchased services decreased significantly from $17,447,603 to $12,883,077. Drug and medical supplies costs remained relatively stable, increasing only marginally from $6,458,955 to $6,608,632. This shift toward contracted providers may reflect a strategic transition in the Company's staffing model or changes in the service mix across locations.

Gross Margins

Gross margins for fiscal year 2023 were $15,658,281 compared to $15,857,140 in fiscal year 2024.

Gross margins improved by approximately $199,000 (1.3%) between the two periods, with the gross margin percentage remaining essentially flat at approximately 34.7% in both years. This stable margin performance demonstrates the Company's ability to maintain pricing discipline and operational efficiency despite the shift toward higher contracted provider costs. The consistency in margins suggests effective management of the cost structure even as the revenue mix and staffing approaches evolved.

Expenses

Expenses for fiscal year 2023 were $17,688,598 compared to $17,400,437 in fiscal year 2024.

Total operating expenses decreased by approximately $288,000 (1.6%) year-over-year, contributing to improved operational performance. The most significant decreases occurred in occupancy, utilities, and facilities expense (down $370,000 from $8,370,139 to $8,000,245) and payroll and related expenses (down $311,000 from $4,457,156 to $4,146,447). These reductions were partially offset by increases in depreciation and amortization expense (up $261,000 from $1,088,589 to $1,350,015), professional fees (up $197,000), and general administrative expenses (up $198,000). The reduction in occupancy costs may reflect lease optimization efforts or space consolidation, while lower payroll expenses could indicate workforce restructuring or the strategic shift toward contracted providers noted in cost of sales.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are actively investing in expanding clinical capacity, modernizing our infrastructure, and adopting automation technologies. Past cash was primarily generated through revenue from clinical services across our multi-state network. Our goal is to enhance operational efficiency and scale patient care delivery by maximizing utilization of existing facilities and incorporating advanced technological solutions. As we pursue these growth initiatives, we anticipate an increase in both revenue and operational expenditures, differentiating future cash flows from historical patterns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 25, 2025, the Company has capital resources available in the form of $1,330,119.16 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. Rather, these funds are required to support our initiatives to hire additional physicians, modernize operational infrastructure, and reduce labor dependency through automation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.The Fundraising will be needed to fuel growth. If we were not engaged in this fundraising via StartEngine we would most likely engage in more directed fundraising from qualified investors. If we did not raise any funds at all we would need to slow growth and limit current expenses.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we anticipate the Company will be able to continue operating, but we cannot grow effectively. This estimate is based on a current monthly burn rate of $166,000, with key expenses related to salaries, facility overhead, and administrative operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $5,000,000, we anticipate the Company will be able to operate off of these funds for 7.5 months. This is based on a current monthly burn rate of $166,000, covering essential costs including physician hiring, infrastructure upgrades, and technology implementation aimed at improving operational efficiency and scalability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future equity raises. The Company is not conducting any concurrent offerings at this time.

Indebtedness

- Creditor: Dr. Patel
  Amount Owed: $107,000.00
  Interest Rate: 8.0%
  Maturity Date: October 01, 2026

- Creditor: Dr. Varga
  Amount Owed: $1,500,000.00
  Interest Rate: 8.0%
  There is no maturity date. It is perpetual until paid, or converted to equity.

- Creditor: Dr. Varga
  Amount Owed: $3,419,000.00
  Interest Rate: 8.0%
  There is no maturity date. It is perpetual until paid, or converted to equity.

- Creditor: Business loan lenders
  Amount Owed: $3,034,271.00
  Interest Rate: 2.8%
  Maturity Date: December 31, 2025
  Business loan agreements for operational funding purposes. Amounts are repayable at the demand of the holder with maturity in 2025.

- Creditor: SBA and equipment financing lenders
  Amount Owed: $7,015,294.00
  Interest Rate: 8.25%
  SBA loans and equipment financing for operational funding purposes. Amounts are repayable at the demand of the holder with maturities ra

$1,000,377 (2023) -Operating cash flows from related party leases: $839,719 (2024) and $1,169,717 (2023) -Related party receivables: $246,520 (2024) and $232,410 (2023) representing amounts paid by the Company that are due from the commonly controlled lessor entities
Material Terms: The Company leases four surgery centers and its headquarters from these related party entities. The leases are operating leases with terms ranging up to approximately 10 years. The Company has elected an accounting alternative that permits it not to apply variable interest entity guidance to these commonly controlled lessor entities that meet specified criteria. Accordingly, these entities are not consolidated into the Company's financial statements. Lease agreements contain rent escalation clauses and generally require proportionate share of common area maintenance expenses.

Valuation

Pre-Money Valuation: $109,570,440.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or units reserved for issuance under a stock plan may have been taken into account in the fully-diluted unit calculation.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operational Efficiency
  31.0%
  Funds will be used to modernize internal processes and adopt advanced technologies aimed at increasing operational efficiency. This includes automation of routine administrative tasks, implementation of AI-driven systems, and streamlining workflows to enhance overall productivity and patient care.

- Talent Acquisition
  31.0%
  A portion of the funds will be allocated to hiring additional physicians. This expansion will allow the Company to maximize the utilization of its existing facilities, improve patient access, and support growing demand across its service areas.

- Infrastructure Optimization
  30.5%
  Capital will be invested in reducing dependency on manual labor by upgrading infrastructure and integrating technology-based solutions. These improvements will support scalable growth and enable the organization to operate more cost-effectively across all locations.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operational Efficiency
  31.0%
  Funds will be used to modernize internal processes and adopt advanced technologies aimed at increasing operational efficiency. This includes automation of routine administrative tasks, implementation of AI-driven systems, and streamlining workflows to enhance overall productivity and patient care.

- Talent Acquisition
  31.0%
  A portion of the funds will be allocated to hiring additional physicians. This expansion will allow the Company to maximize the utilization of its existing facilities, improve patient access, and support growing demand across its service areas.

- Infrastructure Optimization
  30.5%
  Capital will be invested in reducing dependency on manual labor by upgrading infrastructure and integrating

technology-based solutions. These improvements will support scalable growth and enable the organization to operate more cost-effectively across all locations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.synovationmedicalgroup.com/ (www.synovationmedicalgroup.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/synovation

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Synovation Holdings LLC

[See attached]

Synovation Holdings LLC and Affiliates
(the “Company”)
a Delaware Company

Consolidated Financial Statements with Independent Auditor’s Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Synovation Holdings LLC and Affiliates

Opinion:
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 & 2023 and the consolidated results of its operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the consolidated financial statements and our auditor's report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
November 24, 2025

SYNOVATION HOLDINGS LLC AND AFFILIATES
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	475,813	1,754,407
Accounts Receivable - net		9,466,227	7,368,780
Prepaid Expenses		562,803	278,751
Other Current Assets		1,171,717	970,866
Total Current Assets		11,676,560	10,372,804
Non-Current Assets:			
Fixed Assets, Net	$	2,435,623	2,962,981
Intangible Assets, Net		3,060,514	3,971,812
Right of use Assets, Net		31,433,999	37,367,278
Advances from affiliates		246,520	232,410
Other Assets		313,280	429,292
Total Non-Current Assets		37,489,936	44,963,773
TOTAL ASSETS	$	49,166,496	55,336,577
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	6,121,494	4,993,582
Accrued Liabilities		480,957	571,327
Short Term Debts		-	1,150,000
Other Current Liabilities		1,101,355	1,207,608
Capital Leases		194,335	373,470
Total Current Liabilities	$	7,898,141	8,295,987
Non-Current Liabilities:			
Note Payable - Long Term	$	1,417,000	1,192,000
Loans Payable		3,034,271	1,607,595
Long Term Debts		7,015,294	7,814,519
Other Liabilities		5,575	-
ROU Lease Liability		31,358,228	37,346,856
Total Non-Current Liabilities	$	42,830,368	47,960,970
TOTAL LIABILITIES		50,728,509	56,256,957
EQUITY			
Members' Capital	$	7,561,243	6,898,743
Non-controlling Interest		(267,097)	(11,069)
Accumulated Deficit		(8,856,159)	(7,808,054)
TOTAL EQUITY	$	(1,562,013)	(920,380)
TOTAL LIABILITIES AND EQUITY	$	49,166,496	55,336,577

See Accompanying Notes to these Audited Consolidated Financial Statements

SYNOVATION HOLDINGS LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Patient Service Revenue, net	$	45,671,564	45,133,928
Other Revenue		32,092	13,660
Cost of Services, Contracted Providers		(10,354,807)	(5,582,749)
Drugs and Medical Supplies		(6,608,632)	(6,458,955)
Purchased Services		(12,883,077)	(17,447,603)
Gross Profit	$	15,857,140	15,658,281
Operating Expenses			
Advertising and Marketing	$	473,255	552,729
General and Administrative Expenses		1,423,983	1,226,133
Occupancy, Utilities and Facilities Expense		8,000,245	8,370,139
Payroll and Related Expenses		4,146,447	4,457,156
Professional fees		1,477,147	1,280,545
Taxes and Insurance		529,345	713,307
Depreciation and Amortization Expense		1,350,015	1,088,589
Total Operating Expenses		**17,400,437**	**17,688,598**
Total Loss from Operations	$	**(1,543,297)**	**(2,030,317)**
Other Income (Expense)			
Other Income (Expense)	$	504,125	(226,617)
Interest Expense		(264,961)	(366,319)
Total Other Income (Expense)		**239,164**	**(592,936)**
Net Income (Loss)	**$**	**(1,304,133)**	**(2,623,253)**
Net Income (Loss) Attributable to Non-Controlling Interest		(256,028)	118,802
Net Income (Loss) Attributable to Controlling Interest		**(1,048,105)**	**(2,742,055)**

See Accompanying Notes to these Audited Consolidated Financial Statements

SYNOVATION HOLDINGS LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Non-Controlling	Retained Earnings	Total Shareholders'
	Units	$ Amount	Interest	(Deficit)	Equity
Beginning balance at 1/1/23	26,417	5,864,231	(129,871)	(5,567,693)	166,667
Contribution	277	1,034,512		-	1,034,512
Prior Period Adjustment				501,694	501,694
Net income (loss)	-	-	118,802	(2,742,055)	(2,623,253)
Ending balance at 12/31/23	26,694	6,898,743	(11,069)	(7,808,054)	(920,380)
Contribution	-	662,500		-	662,500
Net income (loss)	-	-	(256,028)	(1,048,105)	(1,304,133)
Ending balance at 12/31/24	26,694	7,561,243	(267,097)	(8,856,159)	(1,562,013)

See Accompanying Notes to these Audited Consolidated Financial Statements

SYNOVATION HOLDINGS LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2024**	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,304,133)	(2,623,253)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustments		-	501,694
Depreciation and Amortization Expense		1,350,015	1,088,589
Accounts Receivable - net		(2,097,447)	(750,666)
Prepaid Expenses		(284,052)	259,356
Other Current Assets		(200,851)	(935,385)
Accounts Payable		1,127,912	3,004,827
Accrued Liabilities		(90,370)	167,424
Other Current Liabilities		(106,253)	72,019
ROU Lease Liability		(5,988,628)	(6,464,051)
Capital Leases		(179,135)	(35,902)
Other Liabilities		5,575	-
Right of use Assets, Net		5,933,279	5,870,989
Other Assets		116,012	(145,916)
Advances from affiliates		(14,110)	(4,186)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(428,053)	2,628,792
Net Cash (used in) provided by Operating Activities	$	(1,732,186)	5,539
INVESTING ACTIVITIES			
Fixed Assets, Net	$	(31,956)	(534,829)
Intangible Assets, Net		120,597	(1,256,654)
Net Cash provided by (used in) Investing Activities	$	88,641	(1,791,483)
FINANCING ACTIVITIES			
Note Payable - Long Term	$	225,000	1,192,000
Short Term Debts		(1,150,000)	-
Loans Payable		1,426,676	(62,571)
Long Term Debts		(799,225)	(218,124)
Members' Capital		662,500	1,034,512
Net Cash provided by Financing Activities	$	364,951	1,945,817
Cash at the beginning of period		1,754,407	1,594,534
Net Cash increase (decrease) for period	$	(1,278,594)	159,873
Cash at end of period	$	475,813	1,754,407
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest Expense		(264,961)	(366,319)

See Accompanying Notes to these Audited Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Synovation Holdings LLC and Affiliates ("the Company") was formed in Delaware on February 11th, 2014. The Company earns revenue by providing business and management support services. Through its subsidiary, OHL, SHL provides physicians and health care organizations with comprehensive business support, management and marketing services, billing and collections solutions, and surgery center development. Through its subsidiaries, NPM, EVP, and SPM, OHL provides pain management services to patients. SHL also offers practice development, physician office staffing, IT support, and medical practice consulting. Through its service offerings, SHL relieves physicians of the complexities and frustrations of the business aspects of medicine, allowing them to maximize the efficiency and competitiveness of their practices. The Company's headquarters is in California. The Company's customers are located in the United States.

The Company is planning to conduct a crowdfunding capital raise. Management intends to use the proceeds from this offering to support ongoing operations and future growth initiatives. Additional information regarding the Company's crowdfunding plans and 2025 developments is included in Note 7.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Evaluation:

The accompanying consolidated balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Management evaluated the Company's ability to continue as a going concern in accordance with ASC 205-40 and concluded that no substantial doubt exists about its ability to continue operations for at least twelve months after issuance of the consolidated financial statements.

This conclusion is supported by the continued financial backing from the principal owner, who holds subordinated long-term debt and confirmed the intent to defer repayments and provide additional funding as needed, the formal covenant waivers obtained from First Citizens Bank, and the Company's stable revenue growth and patient volumes across its operating locations. In addition, a significant portion of current liabilities represents related-party payables that may be deferred at management's discretion, and the right-of-use lease liability recorded under ASC 842 represents a long-term non-cash obligation that does not affect near-term liquidity. Accordingly, no adjustments to the consolidated financial statements were necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of Synovation Holdings LLC ("Holdings" or the "Company") and its controlled subsidiaries and variable interest entities (collectively, the "Company"). The consolidated financial statements include all entities in which Holdings has a controlling financial interest, either through direct or indirect ownership of a majority voting interest or through variable interest entity arrangements where Holdings is determined to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

The entities included in these consolidated financial statements are as follows:

California professional corporations, including Algos, Inc., a Medical Corporation, dba Synovation Medical Group, Inc. (96% controlled), Anesthesia Provider Group, Inc. (100% controlled), Pasadena Surgery Center, Inc. (100% controlled), and Stellar Surgical Specialties, Inc. (100% controlled);

California limited liability companies, including Azusa Surgery Center, LLC (68% controlled), Mid Valley Surgery Center, LLC (51% controlled), Surgery Center of San Diego, LLC (87% controlled), and Koslowski, MD (100% controlled);

Arizona professional corporation East Valley Pain Center, PC (100% controlled);

South Carolina professional corporation, Superior Pain Management, PC (100% controlled);

Florida limited liability company, Naranjo Pain Management (73% controlled);

Delaware limited liability company, Olios Health, LLC (100% controlled); and

Synovation Medical Group Texas, PLLC, a Texas professional limited liability company (100% controlled).

For entities that are not wholly controlled, the portion of equity not attributable to Holdings is presented as non-controlling interests in the consolidated balance sheets and consolidated statements of operations, representing the portion of net assets and earnings attributable to ownership interests held by parties other than Holdings. These consolidated financial statements represent the combined operations of entities under common control and do not represent the financial position or results of operations of any single legal entity. The consolidated approach provides users with the most meaningful presentation of the Company's financial performance and position as an integrated business enterprise operating under unified management and control.

Use of Estimates and Assumptions

In preparing these audited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024, and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $475,813 and $1,754,407 in cash as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Patient accounts receivable consists of amounts due for the provision of health care services, which are recorded in the accompanying consolidated balance sheets at amortized cost at the net amount expected to be collected. In evaluating the collectability of patient accounts receivable, The Company regularly reviews data and develops a loss rate to determine expected credit losses based on several factors including whether a patient has third party payor coverage or is uninsured, the aging of receivables, historical collection and loss experience, current contract prices or claims paid data, and trends for each of its major payors' source of revenue.

These estimates are adjusted for recoveries and any anticipated changes in trends, including significant changes in payor mix, economic conditions, or trends in federal and state governmental health care coverage. The Company believes the composition of patient accounts receivable at year-end is consistent with historical conditions, as credit terms and practices and the customer base have not changed significantly; therefore, the Company has maintained the estimate of expected credit losses.

The Company believes the composition of patient accounts receivable at year-end is consistent with historical conditions, as credit terms and practices and the customer base have not changed significantly; therefore, the Company has maintained the estimate of expected credit losses.

The Company has determined that the estimate of expected credit losses is not material to the consolidated financial statements. Management determined that no allowance for doubtful accounts was required as of December 31, 2024, and 2023.

Description	2024	2023
Trade Accounts Receivable	9,466,227	7,368,780
Less: Allowance for Doubtful Accounts	-	-
Totals	**9,466,227**	**7,368,780**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment on December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Medical equipment	3-7	2,582,719	2,594,773
Computer equipment	1-10	967,101	968,863
Software	1-15	1,367,152	1,359,202
Office furniture and fixtures	5-10	544,644	535,544
Leasehold improvements	5-39	1,046,678	1,027,820
Autos	5	121,391	121,391
Construction in Progress	-	700,297	700,297
Others	-	-	25,092
Less Accumulated Depreciation		(4,894,359)	(4,370,001)
Totals		2,435,623	2,962,981

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives. The Company assesses the recoverability of intangible assets when events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount exceeds the estimated undiscounted future cash flows expected to be generated by the asset. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

The Company's accounting policies for intangible assets are as follows:

Customer Relationships and Lists - Customer relationships and lists acquired in business combinations are valued at fair value at the acquisition date and are amortized over their estimated useful lives based on the expected pattern of economic benefit.

Goodwill - Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date.

The Company amortizes goodwill over 10 years on a straight-line basis and only evaluates goodwill for impairment at the entity level annually and when circumstances or events change, indicating it would be more likely than not to reduce the enterprise's fair value below its carrying amount. Management has determined that goodwill is not impaired on December 31, 2024, and 2023.

Intangible assets with definite useful lives are amortized on a straight-line basis over 10 years.

A summary of the Company's intangible assets as of December 31 is shown below:

Intangible Asset	Useful Life in Years	2024	2023
Customer list	15	70,000	70,000
Goodwill	8-10	7,084,294	7,290,276
Less Accumulated Amortization		(4,092,781)	(3,388,464)
Totals		3,060,514	3,971,812

Leases

Nature of Leases

The Company leases office space under various noncancelable lease agreements. The Company's leases have remaining lease terms ranging from less than one year to approximately 10 years, some of which include options to extend the leases for up to 1 to 3 years. The Company has determined it is not reasonably certain to exercise these extension options, and therefore, the options have not been included in the calculation of the right-of-use assets and lease liabilities.

Lease Classification and Initial Recognition

The Company determines whether an arrangement contains a lease at contract inception by assessing whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are classified as either operating or finance leases based on the criteria outlined in ASC 842, Leases. All of the Company's leases have been classified as operating leases.

Operating lease right-of-use (ROU) assets and operating lease liabilities are recognized on the consolidated balance sheets at lease commencement based on the present value of lease payments over the lease term. ROU assets represent the Company right to use an underlying asset during the lease term, and lease liabilities represent the Company obligation to make lease payments arising from the lease.

Measurement of Lease Assets and Liabilities

The present value of lease payments is determined using the discount rate implicit in the lease, if that rate is readily determinable. As the implicit rate is not readily determinable in most of the Company's leases, the Company uses its incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The IBR represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. When the incremental borrowing rate is not available, the Company elects to use the risk-free rate as the discount rate. The risk-free rate is determined based on U.S. Treasury rates corresponding to a term comparable to the lease period.

The initial measurement of the operating lease ROU asset consists of the initial lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. Initial direct costs include only those incremental costs that would not have been incurred if the lease had not been obtained.

Subsequent Measurement and Amortization

Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in Occupancy, Utilities and Facilities Expense in the consolidated statements of operations. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected the practical expedient not to separate lease components from non-lease components for all classes of underlying assets. Accordingly, the Company accounts for each separate lease component and the associated non-lease components as a single lease component.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through four primary streams: patient service revenue and facility usage revenue from its ambulatory surgery centers (ASC).

Patient Service Revenue Stream: The Company provides medical services to patients through its network of medical providers. Each medical procedure performed by a provider (such as epidural injections, lens implantations, or anesthesia during surgery) represents a distinct performance obligation that is satisfied at a point in time when the service is rendered to the patient. The Company also receives capitation revenue, which consists of fixed, predetermined monthly amounts (PMPM - per member per month) paid by health plans, including Medi-Cal managed care organizations, to cover a predefined set of medical services for each patient. Revenue from patient services is typically collected through third-party payers, including commercial insurance, Medicare, and Medicaid. Claims are submitted to these payers after services are rendered, creating accounts receivable at the time of billing. Monthly revenue is recorded based on actual collections received from payers, with annual adjustments made to properly recognize outstanding accounts receivable.

Ambulatory Surgery Center Revenue Stream: The Company operates ambulatory surgery centers that provide facility services to both internal and external surgeons. The primary revenue consists of charges for the use of operating rooms, recovery rooms, medical supplies, equipment, and nursing services, with surgical implants, provider fees, and anesthesia charges billed separately. For bundled services, the performance obligation is satisfied when the patient receives care and the provider closes the case notes. Similar to patient service revenue, facility revenue is collected through third-party payers, including commercial insurance, Medicare, and

Medicaid. Claims are submitted to payers once cases are closed, and monthly revenue is recorded based on actual collections received, with annual entries completed to recognize accounts receivable.

Capitation Revenue Stream: The Company contracts with certain health plans under capitation arrangements. Under these agreements, the Company receives fixed, predetermined monthly payments (per member per month or "PMPM") from health plans to provide a defined set of medical services for enrolled members. Capitation revenue is recognized in the month the Company is obligated to provide services to enrolled members, regardless of the actual services provided during the period.

Management Fees Revenue Stream: The Company contracts with unrelated entities to provide management and administrative services. Fees are generally earned based on a percentage of monthly patient billings collected or as fixed service charges under the terms of the agreements. Revenue from management fees is recognized in the month services are rendered and reported as other revenue. All management fees charged to related entities included in the consolidated financial statements have been eliminated in consolidation.

The Company does not typically receive payment in advance of rendering services, and therefore does not maintain significant deferred revenue balances. Revenue recognition occurs upon satisfaction of performance obligations, with receivables established for amounts due from third-party payers at the time services are provided and billed.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software and licenses, bank charges, merchant service fees, licenses and permits, and other miscellaneous expenses and are expensed as costs are incurred.

Income Taxes

The accompanying consolidated financial statements include the accounts of Synovation Holdings LLC and its wholly owned and controlled subsidiaries (collectively, the "Company").

Synovation Holding LLC and Affiliates are treated as a pass-through entity for U.S. federal and most state income tax purposes. Accordingly, no provision for U.S. federal income taxes has been recorded at the parent level, as the income and losses of the LLC are reported by the members on their individual income tax returns. The members are liable for income taxes on their proportionate share of the LLC's taxable income.

Certain subsidiaries within the consolidated group are organized as corporations and professional corporations and are subject to U.S. federal, state, and local income taxes. For these entities, the Company recognizes current and deferred income tax assets and liabilities in accordance with ASC 740, Income Taxes, based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences are expected to reverse. The Company maintains a full valuation allowance against its deferred tax assets as management has determined it is more likely than not that the deferred tax assets will not be realized.

The Company evaluates its tax positions in accordance with ASC 740-10 and recognizes tax benefits only if it is more likely than not that the position will be sustained upon examination by taxing authorities. As of December 31, 2024, and 2023, the Company has not identified any uncertain tax positions that would require recognition or disclosure

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, amounts were owed to Dr. Clayton A. Varga, the Company's Managing Member, representing funds he advanced to the Company and certain affiliated entities to support its operations. The Company has recorded these balances as loans payable to Dr. Varga, as management intends to repay the funds. The loans are unsecured, non-interest-bearing, and have no stated maturity date.

The Company leases four of its surgery centers and its headquarters from related parties with common, but not identical, ownership to the Company. The Company has elected an accounting alternative for these leases that permits it not to apply variable interest entity guidance to commonly controlled lessor entities that meet specified criteria. Accordingly, the accounts of these companies are not consolidated into the consolidated financial statements of the Company. Related party receivables of $246,520 and $232,410 represent amounts paid by the Company that are due from the commonly controlled lessor entities at December 31, 2024, and 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company and its subsidiaries are periodically involved in legal proceedings and claims arising in the normal course of business, including employment and contractual matters. Management evaluates each case in consultation with legal counsel to assess the likelihood and potential magnitude of loss.

As of December 31, 2024, the Company is addressing several matters: (i) a redemption and payment demand from a former member for approximately $652,000, (ii) a $574,000 contractual dispute from a vendor, and (iii) employment-related actions and administrative claims involving wage, discrimination, and workers' compensation allegations. In all cases, management has responded or disputed the claims, and based on counsel's assessment, no losses are considered probable or material at this time.

Management has also reviewed unasserted claims and determined that no additional matters require disclosure under ASC 450. Overall, these contingencies are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Lease Liabilities

The Company leases office space at various locations under noncancelable operating leases with expiration dates ranging from March 2023 through July 2040. These lease agreements contain rent escalation clauses and generally require the Company to pay its proportionate share of common area maintenance expenses. Total lease expense for these operating leases, including rental costs and related expenses, was $3,749,675 and $5,237,574 for the years ended December 31, 2024, and 2023, respectively.

A summary as of December 31, 2024 and 2023, of the above operating lease information, primarily as to related expenses, cash flows, and liabilities, is shown below:

2024	**Operating Lease Third Party**	**Operating Lease Related Party**	**Total**
Lease expense			
Operating Lease Expense	3,038,741	710,934	3,749,675
Other Information			
Operating cash flows from operating leases	3,642,646	839,719	4,482,366
Weighted-average remaining lease term in years for operating leases	8.21	9.40	8.52
Weighted-average discount rate for operating leases	1.64%	1.63%	1.64%
Maturity Analysis			
2025	3,682,647	861,360	4,544,007
2026	3,314,211	883,570	4,197,782
2027	2,571,510	906,365	3,477,875
2028	2,491,780	929,770	3,421,550
2029	2,570,367	953,771	3,524,138
Thereafter	10,122,504	4,302,671	14,425,175
Total undiscounted cash flows	24,753,019	8,837,507	33,590,527
Less: Present value discount	(1,568,278)	(664,020)	(2,232,299)
Total lease liabilities	23,184,741	8,173,487	31,358,228

2023	Operating Lease Third Party	Operating Lease Related Party	Total
Lease expense			
Operating Lease Expense	4,237,197	1,000,377	5,237,574
Other Information			
Operating cash flows from operating leases	3,628,810	1,169,717	4,798,528
Weighted-average remaining lease term in years for operating leases	8.94	9.57	9.12
Weighted-average discount rate for operating leases	1.63%	1.61%	1.62%
Maturity Analysis			
2024	3,667,066	1,181,527	4,848,593
2025	3,688,751	1,211,751	4,900,502
2026	3,271,603	1,244,470	4,516,073
2027	2,559,516	1,278,095	3,837,611
2028	2,516,133	1,312,648	3,828,781
Thereafter	12,603,718	5,615,251	18,218,969
Total undiscounted cash flows	28,306,787	11,843,743	40,150,529
Less: Present value discount	(1,903,725)	(899,949)	(2,803,673)
Total lease liabilities	26,403,062	10,943,794	37,346,856

NOTE 5 – LIABILITIES AND DEBT

Note Payable - Short-term - The Company has entered into promissory note agreements for the purposes of funding operations. The notes were not interest-bearing. The amounts are to be repaid at the demand of the holders with maturities in 2025. The balance of this loan was $1,150,000 as of December 31, 2023.

Note Payable - Long-term - The Company has entered into promissory note agreements for the purposes of funding operations. The interest on the notes was at 8.00%. The amounts are to be repaid at the demand of the holders with maturities in 2025. The balance of this loan was $1,417,000 and $1,192,000 as of December 31, 2024, and 2023, respectively.

Loans Payable - The Company has entered into business loan agreements for the purposes of funding operations. The interest on the notes was 2.80%. The amounts are to be repaid at the demand of the holder with maturities ranging from 2025. The balance of this loan was $3,034,271 and $1,607,595 as of December 31, 2024, and 2023, respectively.

Long-term Debts - The Company has entered into SBA loans and equipment financing for the purposes of funding operations. The interest on the notes was 3.25% to 8.25%. The amounts are to be repaid at the demand of the holder with maturities ranging from 2025 to 2051. The balance of this loan was $7,015,294 and $7,814,519 as of December 31, 2024, and 2023, respectively.

A summary of the Company's liabilities and debt is shown below:

				Outstanding Balance as of Dec. 31,	
Loan Type	**Nature**	**Maturity Date**	**Interest Rate**	**2024**	**2023**
Notes Payable	Promissory Notes	2025	8%	1,417,000	2,342,000
Loans Payable	Business Loans	2025	2.80%	3,034,271	1,607,595
Long Term Debts	SBA loans and Equipment Financing	2025-2051	3.25% to 8.25%	7,015,294	7,814,519
Total				11,466,565	11,764,114

NOTE 6 – EQUITY

The Company is authorized to issue membership units pursuant to its Limited Liability Company Operating Agreement, dated February 15, 2014, as amended from time to time. Membership units do not have a par value.

As of December 31, 2024, and 2023, there were 26,694 membership units issued and outstanding.

A summary of the Company's equity ownership is presented below:

Member	Ownership %
Clayton A. Varga, M.D.	54%
Olios Holdings Inc.	12%
Marc E. Lynch as Trustee of the Marc E. Lynch and Calynn B. Lynch Family Trust u/a/d December 16, 2024	6%
Andrew G. Seltzer, M.D.	6%
Jerrold C. Bustos, M.D.	6%
Anupam Agarwal & Vibha Agrawal	4%
Reed L. Levine, M.D.	4%
Orange Medical Holding, P.A.	2%
Karen Rauber as Trustee of Rauber Family Trust u/a/d 03/11/2016	2%
Jay S. Patel, M.D.	1%

Thomas J Takash MD Profit Sharing Plan	1%
Benjamin A. Leshin, M.D.	1%
Matthew Talbot	1%
Other Members	1%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events after December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 24, 2025, the date these consolidated financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through November 20, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

Plans are underway for the Company to initiate a Regulation Crowdfunding offering. The proposed offering seeks to raise up to $5,000,000 in exchange for membership units priced at $5.00 per unit, with a minimum target of $20,000. The capital raised would be used to support the Company's planned expansion and operational initiatives, including automation investments, hiring of additional physicians, and infrastructure optimization. As of the date these consolidated financial statements are available to be issued, this offering has not commenced and no proceeds have been received.

The offering, led by management under the direction of CEO Dr. Clayton Varga and CFO Natalie Paluck, is part of a broader growth strategy focused on nationwide expansion through value-based care. Funds raised are expected to be applied toward enhancing operational efficiency through the implementation of AI-driven systems, modernization of administrative processes, and improvement of patient service scalability across more than 40 clinical locations and five surgical centers.

Subsequent to December 31, 2024, new managed care contracts are under negotiation, including one in Southern California with the potential to expand patient coverage by approximately 1.5 million individuals beginning in the fourth quarter of 2025. Further negotiations are underway in Arizona, Oregon, and Florida, with contracts anticipated to take effect in 2026. As of the date these consolidated financial statements are available to be issued, none of these contracts have been finalized. These prospective agreements are expected to strengthen the Company's value-based care model and drive future revenue growth.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Synovation Medical Group

The Pain Management medical group Pursuing Nationwide Expansion Through Value-Based Care

Operating in 40+ clinics across 4 states with $45.6M in 2024 revenue, Synovation Medical Group has spent 35 years developing its multidisciplinary pain care. We are pursuing exclusive new insurance contracts and implementing AI-driven efficiency to support our efforts in scaling nationwide.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Synovation
MEDICAL GROUP
One of America's largest pain management medical groups

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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$5.00 Per Share

MIN INVEST	VALUATION
$500	$109.57M

REASONS TO INVEST

- A proven track record with $45.6M in 2024 annual revenue, with plans to expand nationwide from our current regional locations.*
- Pursuing new value-based insurance partnerships which support Synovation's nationwide growth strategy
- Delivering integrated multidisciplinary care at scale: 35-year foundation with 40+ clinics, 5 surgery centers, 100+ clinicians.
- Chronic pain affects 50 million Americans, and the pain management market is projected to exceed $93 billion by 2029 . AI and automation initiatives aim to improve patient care efficiency by 30%, reduce administrative costs, and support national expansion.**

*Business plans and contract negotiations presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future contracts or future performance. **Efficiency improvements are based on internal projections and are subject to uncertainty.

TEAM



Clayton Varga, M.D. • CEO / Manager
With over 30 years of experience in pain management, Dr. Varga has led the development of multidisciplinary care models since 1989 and supports strategic growth initiatives.
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Natalie Paluck • Chief Financial Officer
Former Controller at Care Logistics/Jackson Healthcare, she brings deep experience in financial strategy, KPIs, and supporting scalable growth across healthcare organizations.
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Matthew Talbot • Chief Operating Officer
Talbot oversees daily operations across Synovation Medical Group's practices and acts as the key liaison with IPAs, ensuring provider satisfaction and efficient organizational coordination.
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Damian Dyer • Chief Information Officer
With over 20 years of experience in information technology, Damian Dyer has served as CIO of Olios since 2010, driving technological innovation and growth within the company.
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Marc E. Lynch, DO • Medical Director
With more than 28 years of professional healthcare services experience, Marc E. Lynch has led Synovation as Medical Director since 2012, while also contributing to healthcare leadership as President of Medical Staff at Kindred Healthcare.
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THE PITCH

At Synovation Medical Group, every clinic follows an integrated care model where pain doctors, psychologists, and physical therapists collaborate to create personalized treatment plans. While each clinic is tailored to meet local needs, it all operates under the unified goal of delivering multidisciplinary pain care. This integrated model took 35 years to develop, but the results speak for themselves:

- Patients recover faster.
- Expenses drop.

Insurance companies are now betting millions on this approach because it delivers better outcomes at lower costs. That's why Synovation Medical Group is taking the opportunity to attempt to expand from regional to national provider.

THE PROBLEM

Chronic pain affects over 50 million Americans and costs the U.S. healthcare system more than $600 billion annually*. Despite the widespread impact, the current healthcare model treats pain in isolated silos.

The economic toll is significant: employers lose $300 billion in productivity due to chronic pain, as employees struggle with absenteeism and reduced work capacity.*

**APA (7th ed.) Institute of Medicine (US) Committee on Advancing Pain Research, Care, and Education. (2011). Relieving Pain in America: A Blueprint for Transforming Prevention, Care, Education, and Research (Appendix C: The Economic Costs of Pain in the United States, D. J. Gaskin & P. Richard). National Academies Press.*

THE SOLUTION

Synovation Medical Group is changing this system by breaking its down walls. Patients get assessed for the medical, psychological, and physical components of their pain. Most patients are referred to our clinics by another physician (PCP, Orthopedist, Neurologist etc.) or by referral from an insurance company or payor or case manager. The most common causes for referral are for chronic neck or back pain - spine related pain problems; however, we also see people with a variety of painful conditions of the major joints (shoulder, hip or knee) or painful neurological conditions such as Diabetic Peripheral Neuropathy. One unified treatment plan emerges, tracked through the proprietary app.

Synovation Medical Group profits when patients improve. Risk-based contracts mean the company absorbs the cost of poor outcomes. This approach aligns our incentives with better care, delivering improved health outcomes and lower costs for insurers, allowing us to scale efficiently.

THE MARKET

This is about the capture of a massive, fragmented market begging for consolidation. With an aging population, the demand for chronic pain management is expected to grow, further driving market expansion.

The numbers tell the story: 50 million Americans suffer from chronic pain (source), growing as baby boomers age. A projected $93 billion market by 2029 (source). Yet most providers are tiny, single-discipline practices that can't scale or take insurance risk.

The healthcare industry is undergoing a massive shift to value-based payments, and insurers are increasingly seeking partners who can effectively manage whole populations profitably. Small practices are unable to scale this model, and hospital systems are too slow to adapt. We believe Synovation Medical Group is well-positioned to meet this demand, offering a scalable, integrated approach that aligns incentives with patient outcomes.

COMPETITIVE LANDSCAPE

Traditional pain clinics primarily do one thing - pain-relieving injections. Hospital systems are often slow to adapt and expensive, and many digital startups in the health space lack the ability to provide hands-on, personalized care. Synovation Medical Group stands apart with **40+ clinics** and **5 surgical centres** across **California, Florida, Texas, and South Carolina**, built over **35 years of integrated care.**

	Synovation Medical Group	Digital Startups	Hospital Systems	Single-Discipline Clinics
Integrated Care	12 disciplines together	Virtual only	Siloed departments	One specialty only
Risk Contracts	Proven expertise	No track record	Won't take risk	Can't manage
Scale	40+ locations	No physical presence	Large but slow	1-3 locations max
Cost Efficiency	Optimized operations	High patient acquisition	3-5x higher costs	Limited leverage
Outcomes Data	35 years proven	High churn	Limited tracking	Not tracked

TRACTION

Synovation Medical Group in its prior two fiscal years has achieved $45.1M in revenue in 2023 to $45.6M in 202

In 2021 - 2024, Synovation Medical Group invested heavily in acquisitions and infrastructure to position itself for growth in 2025.* These investments have strengthened the platform, enabling expansion across more than 40 clinics and five surgical centers, and reinforcing a proven business model focused on multidisciplinary care.

Synovation Medical Group manages value-based care under value-based contracts is currently negotiating a potential new $4M agreement that, if finalized, could expand coverage to as many as 1.5 million patients across Southern California. We believe that securing this type of agreement with a major insurer would further validate our value-based model and its ability to improve outcomes while reducing costs at scale.

**Business plans presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future performance.*



Traction
2025
2024
2023
$45,6M
Grown from $45,1M in revenue in 2023 to $45,6M in 2024
$4M
Negotiating a new $4M contract
300,000
Could cover up to 300,000 patients across Southern California
We believe these contract negotiations with a major insurance provider validates our value-based care model

**Contract negotiations presented above are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of a future contract or future performance.*

We believe our further growth is supported by our strong pipeline. We have begun negotiating contracts in Arizona and Oregon, and are in advanced stages of negotiation for a new contract in Florida which could increase patient volume and revenue at the existing clinics.*

Beyond these agreements, Synovation Medical Group is actively negotiating multiple additional value-based contracts in other states, scheduled to come online in 2026.*

With this foundation, Synovation Medical Group believes it can achieve profitability.*

**The statements above regarding potential contracts and patient volumes are forward-looking statements based on management's current expectations and negotiations, which are subject to change. There is no assurance that any of the referenced contracts will be executed, become effective, or generate the patient access or revenue described. Actual results may differ materially due to various factors, including negotiation outcomes, regulatory approvals, payer relationships, operational execution, and market conditions.*

BUSINESS MODEL

Three revenue streams, each with different advantages:



Traditional Insurance
Synovation Medical Group bills higher than competitors because integrated care qualifies for premium reimbursement codes. Single-discipline practices literally can't access these codes.
50%
Risk-Based Contracts
The company gets paid monthly per patient to keep them healthy. If they never visit, Synovation Medical Group still profits. If they need extensive care, that's the company's problem. This alignment creates massive margins when done right.
40%
Workers' Comp/ Personal Injury
These cases pay more and desperately need proven outcomes for legal settlements. Synovation Medical Group is expanding this high-margin segment.
10%

USE OF FUNDS

No R&D. No experiments. Just proven tactics that generate revenue.



30%
30%
30%
30% - AI Deployment
Cut admin costs while improving patient experience. Two-clinic pilot proved 30% efficiency gains. Full rollout pays back in 8 months.
30% - Physician Recruitment
Each new physician generates $1.2M annually at 60%+ contribution margin. Adding 20 physicians = $24M revenue lift.
30% - Infrastructure
Upgrade systems to handle 10x patient volume. Enable multistate licensing. Automate everything that doesn't require human touch.
10% - Platform Fees & Reserves

The "Use of Proceeds" information presented above is illustrative only and reflects the company's current intentions with respect to the allocation of offering proceeds. Actual use of funds may differ materially based on business needs, market conditions, management discretion, and other factors.

Invest in Synovation Medical Group.
Join us on our mission to transform how America manages chronic pain.


Invest in
Synovation
Medical
Group today

TESTIMONIALS


"I have been a patient of Synovation due to spinal stenosis, scoliosis and bulging discs. Had I not been a patient with Synovation and following their treatment plan which includes physical therapy and medication management, I probably would not still be walking. The latest treatment plan I have has helped tremendously reduce my pain level. I appreciate they are strict and fastidious with great do..."
Lori on Google, Jul 30, 2025
"Excellent!!!!!! Dr. Lynch and Janna (RN/office manager) are both wonderful and caring. I've been seeing Dr. Lynch for many, many years and trust him and Janna 100%. People don't realize the incompetent and money driven pain management doctors that are out there. Trust me I've seen them both. It is well worth the 11/2-2 hour drive to go to them. I'd spend my entire day getting there and waiting if..."
Lori O. on Google, Aug 8, 2025
"Dr. Levine is fantastic!He has given me a life.I have chronic pain and my quality of life is dependent on how well my pain is controlled. I've been a patient of Dr. Levine's for 11 almost 12 years.
My pain is controlled thanks to his care and dedication. I have been able to move past a debilitating injury and work towards goals I never thought possible.
Ben S. on Google, Jul 31, 2025

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Invest in Synovation Medical Group today

Own a piece of this proven pain management leader with 35 years of expertise in a growing $50B market.

ABOUT

HEADQUARTERS
201 S. Biscayne Blvd #710
Miami, FL 33131

WEBSITE
View Site

Operating in 40+ clinics across 4 states with $45.6M in 2024 revenue, Synovation Medical Group has spent 35 years developing its multidisciplinary pain care. We are pursuing exclusive new insurance contracts and implementing AI-driven efficiency to support our efforts in scaling nationwide.

TERMS

Synovation Medical Group

Overview

PRICE PER SHARE
$5

VALUATION
$109.57M

DEADLINE
Mar. 13, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$5,000,000

SHARES OFFERED
Class B Units

MIN NUMBER OF SHARES OFFERED
4,000

MAX NUMBER OF SHARES OFFERED
1,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$49,166,496	$55,336,577
Cash & Cash Equivalents	$475,813	$1,754,407
Accounts Receivable	$9,466,227	$7,368,780
Short-Term Debt	$7,898,141	$8,295,987
Long-Term Debt	$42,830,368	$47,960,970
Revenue & Sales	$45,671,564	$45,133,928
Costs of Goods Sold	$10,354,807	$5,582,749
Taxes Paid	$0	$0
Net Income	-$1,304,133	-$2,623,253

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. While the holders of Class B Units have no voting rights, to the extent any matter is required by law to be voted upon by the holders of Class B Units, each Subscriber shall appoint the Manager or Chief Executive Officer of the Company (the "Proxy Holder"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Proxy Holder determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Proxy Holder for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Company's securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such securities.

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Existing investors as of 9/30/2025 receive 10% bonus units.

TTW Reservations Page Bonus: All Reservation Holders in the TTW Page will receive 5% bonus units.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 3% bonus units + Free pain management eBook.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 4% bonus units + Exclusive webinar access with pain specialists.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 5% bonus units + 1 month free subscription to pain management app.

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 6% bonus units.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 7% bonus units.

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 8% bonus units.

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 3% bonus units + Free webinar with pain specialists.

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 3% bonus units + Free webinar with pain specialists.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 3% bonus units + 6-month access to pain management app.

Tier 2: Invest $5,000+ and receive 4% bonus units + 12 month access to pain management app.

Tier 3: Invest $10,000+ and receive 5% bonus units + Consultation with a pain management specialist.

Tier 4: Invest $25,000+ and receive 6% bonus units + Free Access to our Power over Pain Program

Tier 5: Invest $50,000+ and receive 7% bonus units +. Free Access to our Performance Enhancement Program.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Synovation Holdings LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B at $5.00 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND REGULATIONS.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
SYNOVATION HOLDINGS LLC
a Delaware Limited Liability Company

This **FIRST AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of September __, 2025, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated February 15, 2014, as amended on March 12, 2021. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

Recitals

WHEREAS, the Company desires to engage in a Regulation CF Offering, in which it would sell up to 1,000,000 Class B Units (as defined below) in exchange for $5.00 per Class B Unit, plus certain bonus Class B Units that may be issued in connection with the offering (the "**Regulation CF Offering**"); and

WHEREAS, in connection with the Regulation CF Offering, the Members have entered into this First Amended and Restated Operating Agreement, to among other things, (a) create two classes of Units, including Class A Units (as defined below) and Class B Units, and (b) convert each outstanding Unit into 810.48481 Class A Units, with any fractional Class A Units being rounded to the nearest whole share (the "**Converted Units**").

Agreement

1. ORGANIZATION

1.1 **General. SYNOVATION HOLDINGS LLC** (the "**Company**") was formed as a Delaware limited liability company upon the execution and filing of the Certificate of Organization with the Delaware Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 **Business Purpose.** The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 **Name and Address of Company.** The business of the Company shall be conducted under the name "**SYNOVATION HOLDINGS LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4 **Term.** The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 **Registered Agent.** The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

1.6 **Management**. The Company shall be managed by Managers designated as set forth herein. Except as otherwise set forth herein or required by applicable law, the Members shall have no rights to manage the Company.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 **"Act"** means the Delaware Limited Liability Company Act, including amendments from time to time.

2.2 **"Adjusted Capital Account Deficit"** shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 **"Adjusted Capital Contributions"** shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such

Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.704-1(b)(2)(iv)(c)).

2.4 **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (c) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5 **"Agreement"** shall mean this First Amended and Restated Operating Agreement of the Company.

2.6 **"Assignee"** shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.8 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 **"Certificate"** shall mean the Certificate of Organization of the Company as filed with the Delaware Secretary of State, as the same may be converted from time to time.

2.10 "**Class A Members**" shall means the Members listed on Exhibit A hereto.

2.11 **"Class A Units"** shall mean the Units designated as Class A Units and held by the Class A Members.

2.12 "**Class B Members**" shall mean those members designated as Class B Members and which hold Class B Units.

2.13 **"Class B Units"** shall mean Units designated as Class B Units and held by the Class B Members as designated in the books and records of the Company. The Class B Units have no voting rights.

2.14 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.15 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.16 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section l.704-2(b)(2) of the Treasury Regulations.

2.17 "**Disability**" means a physical or mental disability causing a Member or Manager to be unable to substantially perform his or her normal duties; provided a Member or Manager shall not be considered under a Disability unless he or she is determined to be disabled by the Company's disability insurer, or if there is no disability insurance, he or she is certified to be disabled by a doctor mutually agreeable by the Member or Manager, and the Company.

2.18 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.19 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.20 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.21 **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.21 to the extent the Managers determine that an adjustment pursuant to Section 2.21(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.21(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.21(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.22 **"Manager"** or **"Managers"** shall be as designated in Section 5.2.

2.23 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) all of the Units (Class A Units and Class B Units) then outstanding, voting as a single class, in any instance in which approval of the Members, without regard to the Class of Units held by them, is required to be obtained pursuant to the Act, or (ii) the outstanding Units of any Class (whether Class A Units or Class B Units) in any instance in which a vote or consent of the holders of the Units of such Class, voting or consenting as a separate Class, is required to be obtained. For purposes of clarity, the Class B Members shall have no voting rights, unless required by the Act.

2.24 **"Member"** shall mean any person or entity admitted to the Company as a Member (including, without limitation, the Class A Members and Class B Members) or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.25 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.26 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.27 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.28 **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.29 **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.30 "**Partnership Representative**" has the meaning designated in Section 5.7.

2.31 **"Percentage Interest"** shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.32 **"Substituted Member"** shall mean an Assignee who shall become a Member pursuant to Section 7.4.

2.33 **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.34 **"Unit"** shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A, and which shall not be represented by certificates, unless otherwise approved by the Managers.

3. CAPITAL

3.1 Capital Contributions and Authorized Units.

(a) **Initial Contribution.** Each Member has made an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) **Subsequent Contributions.** No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, (a) any of the Class A Members may make additional capital contributions to the Company in exchange for additional Class A Units, on terms reasonably approved by the Manager, or (b) any Class A Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 **Interest.** No Member shall receive interest on its contribution to the capital of the Company.

3.3 **Withdrawal and Return of Capital.** Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) **Member Capital Accounts.** An individual Capital Account shall be maintained for each Member.

(b) **Capital Account of Assignee.** On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) **Deficit Capital Account.** No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 **Accounting Method.** The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 **Fiscal Year.** The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 **Organizational Expenses of the Company.** The Company shall not pay or reimburse to the Managers or the Members for any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 **Net Income, Net Loss and Distributions.**

(a) **Distributions.** Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) **Allocations of Net Income, Net Loss and Nonrecourse Deductions.** Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) **Tax Allocations.** Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) **Special Allocations.** The following special allocations shall be made:

(i) **704 Allocations.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this

Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) **Recapture.** In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) **Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) **Member Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) **Qualified Income Offset.** Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) **Member Nonrecourse Deductions.** After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) **Code Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) **Allocations Relating to Taxable Issuance of Company Interests.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) **Varying Interests.** Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) **Excess Nonrecourse Liabilities.** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) **Consent of Members.** The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 **Curative Allocations.** The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 **Loss Limitation.** Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 **Tax Elections.** The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 **Management of the Company.** Subject to the provisions in this Agreement relating to actions required to be approved by the Members, the operations and affairs of the Company shall be administered by its Managers. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2 **Election of Managers.**

(a) **Election and Qualifications of Managers.** The initial number of managers shall be One (1). As long as Clayton Varga, MD., holds at least 50% of the Units of the Company, he holds as of the date of this Agreement (subject to unit splits, combinations, and the like) and has no Disability, he shall have the right to appoint the Manager.

(b) **Tenure.** Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c) **Resignation.** A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d) **Removal**. A Manager may be removed by a Majority Vote of the Class A Members; provided, however, if a particular Member has the right to designate a Manager pursuant to Section 5.2(a), only the Member which appointed such Manager shall have the right to remove such Manager. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

5.3 **Responsibilities of the Managers.** Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.4 **Meetings of Managers.** Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

5.5 **Actions without a Meeting**. Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.4) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.6 **Actions Requiring the Approval of the Class A Members.** Notwithstanding anything in this Agreement to the contrary, the Company shall not, and no Managers shall have the authority to cause the Company to, do any of the following, without the approval of a Majority Vote of the Class A Members:

(a) dissolve, wind up or liquidate the Company;

(b) approve of any merger, consolidation, conversion or other reorganization involving the Company, including a conversion of the Company into a corporation;

(c) sell all or substantially all of the Company's assets;

(d) make a material change in the scope of the business conducted by the Company;

(e) cause the Company to change its form of legal entity such that it is no longer a limited liability company;

(f) approve the commencement of a voluntary proceeding seeking reorganization or other relief with respect to the Company under any bankruptcy or other similar law or seeking the appointment of a trustee, receiver, custodian or other similar official of the Company or any substantial part of its property, or the making by the Company of a general assignment for the benefit of creditors;

(g) take any act that would make it impossible to carry on the ordinary business of the Company;

(h) amend the Certificate;

(i) to amend this Agreement to alter the allocation of the Company's Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions in a manner that adversely affects the Class A Members in a disproportionate manner; or

(j) take any other action which requires the approval of the Class A Members under this Agreement.

5.7 **Partnership Representative for Tax Matters.**

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Clayton A. Varga, M.D. is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.7, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative shall be automatically removed as Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Class A Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Class A Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.8 **Voting / Approval of the Managers**. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.9 **Conversion**. The Managers may, in their sole discretion, and without a vote of the Members, change the domicile of the Company to a different state or form of entity of the Company, through a re-domestication, conversion or otherwise.

5.10 **Compensation of Manager**. The Manager shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Manager.

5.11 **Outside Activities of Managers**. Each Manager such Manager's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Manager or such Manager's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Manager or such Manager's Affiliates.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 **Liability of Members**. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 **Voting.** The voting rights of the Members shall be based on the following:

(a) The Class A Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Class A Members shall be deemed approved upon receipt of a Majority Vote of the Class A Members. The Class B Members have no voting rights, and to the extent the Class B Members have voting rights under the Act, such rights are subject to Section 6.3.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Each Class A Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3 **Voting Proxy for Class B Members**. To the extent the Class B Members have the right to vote on any matter pursuant to the Act or otherwise, by executing this Agreement or any subscription agreement to purchase Units of the Company, each Class B Member hereby agrees as follows:

(a) Such Class B Member hereby appoints the Managers of the Company (the "**Managers**"), or their successors, as the Class B Members' true and lawful proxy and attorney, with the power to act alone and with full power of substitution to assign this proxy to any officer or director, to, consistent with this instrument and on behalf of the Class B Member, (i) vote all Class B Units, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Managers determine is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Managers for the accomplishment of the foregoing. The proxy and power granted by the Class B Members pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Class B Member is an individual, will survive the death, incompetency and disability of the Class B Member and, so long as the Class B Member is an entity, will survive the merger or reorganization of the Class B Member or any other entity holding the Class B Units. The Proxy will terminate upon the closing of a "Change of Control" transaction. For the purposes of this paragraph, Change of Control shall mean (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of securities of the Company, or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such securities; (ii) a "**Sale of the Company**"; or (iii) a "Deemed Liquidation Event". A Sale of the Company shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from Class A Members, Class A Units representing more than 50% of the outstanding voting power of the Company (a "**Unit Sale**") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of Units for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of Units held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) Other than with respect to the gross negligence or willful misconduct of the Managers, in their capacity as the Class B Members' true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Class B Member pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Class B Member otherwise exist against the Proxy. The Class B Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Class B Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Class B Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount the applicable Class B Member, or his predecessor-in-interest paid to the Company in exchange for the Class B Units). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Class B Member or otherwise. The Class B Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Class B Member and is final, binding and conclusive upon the Class B Member. The Company, the Members and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Class B Member. The Company, the Members and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

6.4 **Meetings of Members.** If and when the Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

6.5 **Limitation of Rights of Members.** No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.6 **Return of Distributions.** In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.7 **Resignation or Withdrawal of a Member.** A Class A Member shall not resign or withdraw as a Class A Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

6.8 **Waiver of Appraisal and Dissenter's Rights**. To the extent permitted under the Act or applicable law, no Member shall be entitled to the appraisal or dissenter's rights provided pursuant to the Act, including, but not limited to, in connection with a merger, an interest exchange, a conversion, or a domestication.

6.9 **Outside Activities of Members**. Each Member and such Member's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Member or such Member's Affiliates.

7. TRANSFERS OF UNITS

7.1 **Assignment of Units.**

(a) **Transferability.** Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) **Distributions, Allocations and Reports.** An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2 **Right of First Refusal**.

(a) Offer; Option to Purchase. Subject to the transfer restrictions included herein, and except for Permitted Transfers, if any Class A Member or its Assignee (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and each other Class A Member, or its Assignee(s) (the "**Eligible Member(s)**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b) Company's Right of First Refusal. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c) Members' Right of First Refusal**.** If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the periods prescribed above, notice of the contemplated transfer shall be immediately given to all the Eligible Members who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within fifteen (15) days after the giving of such notice, any Eligible Members desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d) Transfer to Proposed Transferee. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 7.2, then subject to Section 7.4, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 7.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 7.4.

(e) Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the disinterested Managers shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

7.3 Option to Purchase Upon Specified Events.

(a) **Option Events.** Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Class A Member or an Assignee of a Class A Member (an "**Affected Holder**"), the Company and the other Class A Members shall have the option to purchase the amount of Interests of such Affected Holder, as described in Section 7.3(b), for the price and upon the terms set forth in Section 7.3(c)-(e):

(i) The maintenance of any proceeding initiated by or against an Affected Holder, under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii) A general assignment for the benefit of the creditors of an Affected Holder;

(iii) A levy upon the Interests of an Affected Holder, pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days, and only to extent of the Interests subject to the levy;

(iv) The entry of a final judgment of dissolution of marriage of an Affected Holder, if in connection with such dissolution, the spouse of such Affected Holder is awarded Interests or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Interests or interest therein;

(b) **Exercise of Option.** The Affected Holder or his or her legal representative shall give written notice to the Company and the other Class A Members, immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Holder, whichever shall last occur. Upon receipt of written notice of the occurrence of an Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Interests of the Affected Holder subject to repurchase pursuant to Section 7.3; provided that in the event of the dissolution of the marriage of an Affected Holder, the divorced Affected Holder shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Interests or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Affected Holder, as applicable, does not elect to purchase all of the Interests of the Affected Holder within such sixty (60) day period, the Company shall forthwith notify each of the Class A Members of the election not to purchase all or a portion of the Affected Holder's Interests and such Class A Members shall then have the option for a period of thirty (30) days from the receipt of such notice to purchase any Interests of the Affected Holder not purchased by the Company or the divorced Affected Holder. Within thirty (30) days after the receipt of such notice, any of the Class A Members desiring to acquire any part or all of said Interests ("**Purchasing Class A Members**"), shall deliver to the Company a written election to purchase said Interests, or a specified amount thereof. If the total amount of Interests specified in such elections exceeds the amount of Interests to be transferred, each such Purchasing Class A Member shall have priority, up to the amount of Interests specified in his or her notice of election to purchase, to purchase such proportion of the Interests to be transferred as the amount of the Class A Units which he or she holds bears to the total amount of Class A Units held by all Class A Members electing to purchase. In the event that there are Interests remaining after the application of the above formula, the remaining Interests shall be distributed among the Purchasing Class A Members who have not received the amount of Interests specified in their notice of election to purchase, in the proportion that the amount of Interests specified in each individual Purchasing Class A Member's notice of election to purchase less the amount of Interests allocated to that Purchasing Class A Member under the above formula bears to the total amount of Interests in all such elections to purchase less all Interests allocated to Purchasing Class A Members under the above formula.

(c) **Notice of Exercise of Option.** If the Company, the divorced Affected Holder and/or the Class A Member(s) elect to purchase Interests of the Affected Holder, the Company shall give notice of such election, setting forth the amount of such Interests to be purchased by each party, by giving written notice of such election to the Affected Holder and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Holder's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within one hundred twenty (120) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) **Determination of the Purchase Price**. The purchase price to be paid by the Company and/or Purchasing Class A Members upon the exercise of any option to purchase Interests under Section 7.3(a)(i)-(iv) shall, if the applicable Class A Members or the Company are unable to agree upon fair market value, be based on the fair market value of the Company (discounted by 30%) as of the date of the Option Event. Such fair market value shall be as determined by an appraisal conducted by an independent regional appraisal company (the "**Initial Appraiser**") selected by the

Company within thirty (30) days from the Notice of Exercise of Option. The Affected Holder shall bear the cost of the appraisal, the amount of which shall be deducted from the purchase price.

(e) **Payment of the Purchase Price**. The Company and/or Purchasing Class A Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Interests of the Affected Holder to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than sixty (60) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Interests of the Affected Holder.

7.4 **Substituted Members.**

(a) **Conditions of Substitution.** An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) **Written Assignment.** A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) **Instruments of Substitution.** The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) **Consent.** The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the consent of the Class A Members by a Majority Vote, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time.

9. BOOKS AND RECORDS

9.1 **Records.** The Company shall keep at its office within the State of Delaware, such documents required to be maintained by the Company under the Act.

9.2 **Inspection**. Upon the request of a Class A Member in writing and with the stated purpose of the request, during regular business hours and at a reasonable location specified by the Company, any Class A Member may inspect and copy full information regarding the activities, affairs, financial condition and other circumstances of the company (the "**Books and Records**") as is just and reasonable if: (a) the Class A Member seeks the information for a purpose reasonably related to the member's interest as a member;(b)the Class A Member makes a demand in record form received by the company describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) the information sought is directly connected to the Class A Member's purpose. The inspection rights above shall apply to the Class B Members only to the extent required by the Act.

9.3 **Confidentiality**. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes the Books and Records, and any other information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 **Events Causing Dissolution**. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers and the Class A Members by a Majority Vote;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2 **Certificate of Dissolution.** As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file such certificate as required by the Act.

10.3 **Distribution on Dissolution.** Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1 **Limitation of Liability**. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2 **Standard of Care**. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3 **Indemnification**. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4 **Advancement of Expenses**. The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5 **Nonexclusive Right**. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6 **Severability**. If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. MISCELLANEOUS

12.1 **Counterparts**. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 **Binding on Successors.** This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

12.3 **Severability.** If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 **Notices.** Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A, or in the books and records of the Company. Such addresses may only be changed by giving written notice of such change to the Company.

12.5 **Captions.** Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 **Gender.** Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

12.7 **Choice of Law.** This Agreement shall be construed under the laws of the State of Delaware.

12.8 **Entire Agreement.** This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 **Waiver.** No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 **Further Assurances.** Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 **Arbitration.** If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in San Bernardino County, California, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

12.12 **Reference to a Member.** Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

12.13 **Amendment.** This Agreement and the Articles may be amended by the Class A Members by a Majority Vote; provided, the Managers may amend the Agreement or the Articles without the consent of any Members to:

(a) Reflect the admissions of new Members admitted pursuant to Section 8;

(b) Reflect the issuance of additional Units to existing Members as permitted pursuant to Section 8;

(c) Reflect permitted assignments of Units pursuant to Section 7.1 and the admission of Substitute Members pursuant to Section 7.4;

(d) Reflect Capital Contributions and changes to Capital Accounts; and

(e) Reflect a change in the number of Managers as provided in Section 5.2(a).

12.14 **Remedies.** The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

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Invest in Synovation Medical Group

The Pain Management medical group Pursuing Nationwide Expansion Through Value-Based Care

Operating in 40+ clinics across 4 states with $45.6M in 2024 revenue, Synovation Medical Group has spent 35 years developing its multidisciplinary pain care. We are pursuing exclusive new insurance contracts and implementing AI-driven efficiency to support our efforts in scaling nationwide.

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



Synovation
One of America's largest pain management medical groups

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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REASONS TO INVEST

- A proven track record with $45.6M in 2024 annual revenue, with plans to expand nationwide from our current regional locations.*
- Pursuing new value-based insurance partnerships which support Synovation's nationwide growth strategy
- Delivering integrated multidisciplinary care at scale: 35-year foundation with 40+ clinics, 5 surgery centers, 100+ clinicians.
- Chronic pain affects 50 million Americans, and the pain management market is projected to exceed $93 billion by 2029. AI and automation initiatives aim to improve patient care efficiency by 30%, reduce administrative costs, and support national expansion.**

*Business plans and contract negotiations presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future contracts or future performance. **Efficiency improvements are based on internal projections and are subject to uncertainty.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Clayton Varga, M.D. • CEO / Manager
With over 30 years of experience in pain management, Dr. Varga has led the development of multidisciplinary care models since 1989 and supports strategic growth initiatives.



Natalie Paluck • Chief Financial Officer
Former Controller at Care Logistics/Jackson Healthcare, she brings deep experience in financial strategy, KPIs, and supporting scalable growth across healthcare organizations.



Matthew Talbot • Chief Operating Officer
Talbot oversees daily operations across Synovation Medical Group's practices and acts as the key liaison with IPAs, ensuring provider satisfaction and efficient organizational coordination.



Damian Dyer • Chief Information Officer
With over 20 years of experience in information technology, Damian Dyer has served as CIO of Ditos since 2010, driving technological innovation and growth within the company.



Marc E. Lynch, DO • Medical Director
With more than 28 years of professional healthcare services experience, Marc E. Lynch has led Synovation as Medical Director since 2012, while also contributing to healthcare leadership as President of Medical Staff at Kindred Healthcare.

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THE PITCH

At Synovation Medical Group, every clinic follows an integrated care model where pain doctors, psychologists, and physical therapists collaborate to create personalized treatment plans. While each clinic is tailored to meet local needs, it all operates under the unified goal of delivering multidisciplinary pain care. This integrated model took 35 years to develop, but the results speak for themselves:

- Patients recover faster.
- Expenses drop.

Insurance companies are now betting millions on this approach because it delivers better outcomes at lower costs. That's why Synovation Medical Group is taking the opportunity to attempt to expand from regional to national provider.

THE PROBLEM

Chronic pain affects over 50 million Americans and costs the U.S. healthcare system more than $600 billion annually*. Despite the widespread impact, the current healthcare model treats pain in isolated silos.

The economic toll is significant: employers lose $300 billion in productivity due to chronic pain, as employees struggle with absenteeism and reduced work capacity.*

**APA (7th ed.) Institute of Medicine (US) Committee on Advancing Pain Research, Care, and Education. (2011). Relieving Pain in America: A Blueprint for Transforming Prevention, Care, Education, and Research (Appendix C: The Economic Costs of Pain in the United States, D. J. Gaskin & P. Richard). National Academies Press.*

THE SOLUTION

Synovation Medical Group is changing this system by breaking its down walls. Patients get assessed for the medical, psychological, and physical components of their pain. Most patients are referred to our clinics by another physician (PCP, Orthopedist, Neurologist etc.) or by referral from an insurance company or payor or case manager. The most common causes for referral are for chronic neck or back pain - spine related pain problems; however, we also see people with a variety of painful conditions of the major joints (shoulder, hip or knee) or painful neurological conditions such as Diabetic Peripheral Neuropathy. One unified treatment plan emerges, tracked through the proprietary app.

Synovation Medical Group profits when patients improve. Risk-based contracts mean the company absorbs the cost of poor outcomes. This approach aligns our incentives with better care, delivering improved health outcomes and lower costs for insurers, allowing us to scale efficiently.

THE MARKET

This is about the capture of a massive, fragmented market begging for consolidation. With an aging population, the demand for chronic pain management is expected to grow, further driving market expansion.

The numbers tell the story: 50 million Americans suffer from chronic pain (source), growing as baby boomers age. A projected $93 billion market by 2029 (source). Yet most providers are tiny, single-discipline practices that can't scale or take insurance risk.

The healthcare industry is undergoing a massive shift to value-based payments, and insurers are increasingly seeking partners who can effectively manage whole populations profitably. Small practices are unable to scale this model, and hospital systems are too slow to adapt. We believe Synovation Medical Group is well-positioned to meet this demand, offering a scalable, integrated approach that aligns incentives with patient outcomes.

COMPETITIVE LANDSCAPE

Traditional pain clinics primarily do one thing - pain-relieving injections. Hospital systems are often slow to adapt and expensive, and many digital startups in the health space lack the ability to provide hands-on, personalized care. Synovation Medical Group stands apart with **40+ clinics** and **5 surgical centres** across **California, Florida, Texas, and South Carolina**, built over **35 years of integrated care.**

	Synovation	Digital Startups	Hospital Systems	Single-Discipline Clinics
Integrated Care	12 disciplines together	Virtual only	Siloed departments	One specialty only
Risk Contracts	Proven expertise	No track record	Won't take risk	Can't manage
Scale	40+ locations	No physical presence	Large but slow	1-3 locations max
Cost Efficiency	Optimized operations	High patient acquisition	3-5x higher costs	Limited leverage
Outcomes Data	35 years proven	High churn	Limited tracking	Not tracked

TRACTION

Synovation Medical Group in its prior two fiscal years has achieved $45.1M in revenue in 2023 to $45.6M in 202

In 2021 - 2024, Synovation Medical Group invested heavily in acquisitions and infrastructure to position itself for growth in 2025.* These investments have strengthened the platform, enabling expansion across more than 40 clinics and five surgical centers, and reinforcing a proven business model focused on multidisciplinary care.

Synovation Medical Group manages value-based care under value-based contracts is currently negotiating a potential new $4M agreement that, if finalized, could expand coverage to as many as 1.5 million patients across Southern California. We believe that securing this type of agreement with a major insurer would further validate our value-based model and its ability to improve outcomes while reducing costs at scale.

**Business plans presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future performance.*



Traction
2025
2024
2023
$45,6M
Grown from $45,1M in revenue in 2023 to $45,6M in 2024
$4M
Negotiating a new $4M contract
300,000
We believe these contract negotiations with a major insurance provider validates our value-based care model
Could cover up to 300,000 patients across Southern California

**Contract negotiations presented above are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of a future contract or future performance.*

We believe our further growth is supported by our strong pipeline. We have begun negotiating contracts in Arizona and Oregon, and are in advanced stages of negotiation for a new contract in Florida which could increase patient volume and revenue at the existing clinics.*

Beyond these agreements, Synovation Medical Group is actively negotiating multiple additional value-based contracts in other states, scheduled to come online in 2026.*

With this foundation, Synovation Medical Group believes it can achieve profitability.*

**The statements above regarding potential contracts and patient volumes are forward-looking statements based on management's current expectations and negotiations, which are subject to change. There is no assurance that any of the referenced contracts will be executed, become effective, or generate the patient access or revenue described. Actual results may differ materially due to various factors, including negotiation outcomes, regulatory approvals, payer relationships, operational execution, and market conditions.*

BUSINESS MODEL

Three revenue streams, each with different advantages:



Traditional Insurance
Synovation Medical Group bills higher than competitors because integrated care qualifies for premium reimbursement codes. Single-discipline practices literally can't access these codes.
50%
Risk-Based Contracts
The company gets paid monthly per patient to keep them healthy. If they never visit, Synovation Medical Group still profits. If they need extensive care, that's the company's problem. This alignment creates massive margins when done right.
40%
Workers' Comp/ Personal Injury
These cases pay more and desperately need proven outcomes for legal settlements. Synovation Medical Group is expanding this high-margin segment.
10%

USE OF FUNDS

No R&D. No experiments. Just proven tactics that generate revenue.



30%
30%
30%
30% - AI Deployment
Cut admin costs while improving patient experience. Two-clinic pilot proved 30% efficiency gains. Full rollout pays back in 8 months.
30% - Physician Recruitment
Each new physician generates $1.2M annually at 60%+ contribution margin. Adding 20 physicians = $24M revenue lift.
30% - Infrastructure
Upgrade systems to handle 10x patient volume. Enable multistate licensing. Automate everything that doesn't require human touch.
10% - Platform Fees & Reserves

The "Use of Proceeds" information presented above is illustrative only and reflects the company's current intentions with respect to the allocation of offering proceeds. Actual use of funds may differ materially based on business needs, market conditions, management discretion, and other factors.

Reserve in Synevation Medical Group.
Join us in transforming how American manages chronic pain.

TESTIMONIALS




"I have been a patient of Synovation due to spinal stenosis, scoliosis and bulging discs. Had I not been a patient with Synovation and following their treatment plan which includes physical therapy and medication management, I probably would not still be walking. The latest treatment plan I have has helped tremendously reduce my pain level. I appreciate they are strict and fastidious with great do..."
Lori on Google, Jul 30, 2025
"Excellent!!!!! Dr. Lynch and Janna (RN/office manager) are both wonderful and caring. I've been seeing Dr. Lynch for many, many years and trust him and Janna 100%. People don't realize the incompetent and money driven pain management doctors that are out there. Trust me I've seen them both. It is well worth the 11/2-2 hour drive to go to them. I'd spend my entire day getting there and waiting if..."
Lori D. on Google, Aug 8, 2025
"Dr. Levine is fantastic!He has given me a life.I have chronic pain and my quality of life is dependent on how well my pain is controlled. I've been a patient of Dr. Levine's for 11 almost 12 years.
My pain is controlled thanks to his care and dedication. I have been able to move past a debilitating injury and work towards goals I never thought possible.
Ben S. on Google, Jul 31, 2025

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Reserve in Synovation Medical Group today

Reserve a piece of this proven pain management leader with 35 years of expertise in a growing $50B market.

ABOUT

HEADQUARTERS
201 S. Biscayne Blvd #710
Miami, FL 33131

WEBSITE
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Operating in 40+ clinics across 4 states with $45.6M in 2024 revenue, Synovation Medical Group has spent 35 years developing its multidisciplinary pain care. We are pursuing exclusive new insurance contracts and implementing AI-driven efficiency to support our efforts in scaling nationwide.

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